Exhibit 99.31

Enthusiast Gaming’s Esports Team, The Vancouver Titans, Announce New Partnership Elements with Circle K

Convenience Retailer will be jersey partner and will focus on fan-first activations

TORONTO, June 25, 2020 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX) (OTCQB: ENGMF)(FSE: 2AV) is pleased to announce that the Vancouver Titans renewed an agreement with Circle K that builds on their relationship from the Titans inaugural season.

“We are thrilled to have Circle K as an integral part of the Titans family; they have been supporting us and our fans since day one and we look forward to doing bigger and better things through our partnership,” said Tim Holloway, Esports Director at the Vancouver Titans.

The partnership will feature new fan engagement activations in addition to elements already familiar to Titans fans. Circle K will be prominently displayed on player jerseys, consistent with the official apparel worn at the 2019 Overwatch League Grand Finals. Additionally, Circle K and the Titans will be bringing back the extremely popular, limited edition Titans Froster collector cups that will feature the members of the new Titans roster. Fans can collect six different cups which will be available this summer in Circle K’s stores across Western Canada.

“We’re excited to be able to continue our partnership with the Titans. We have all been through so much these past few months and we can’t wait to add back some FUN into our new normal,” said Dave Greason, Director of Marketing & Merchandising at Circle K Western Canada. “We are lucky to be part of this immensely passionate gaming community. Gaming used to be niche, but now it is mainstream. We’re looking forward to engaging with this community in new ways.”

Jack Links has also partnered with the Titans and will be a part of several in-market fan-focused programs alongside Circle K. This will include content that will help fans get to know the team’s new players, and fan engagement activations such as a digital fan scavenger hunt later in the season.

With the Titans recent transition to a roster featuring Canadian talent, this partnership is one of the vehicles that will help build stronger ties with the local fanbase. “One of the keys for brands stepping into gaming is to speak through an authentic voice,” said Gopal Patel, Head of Esports Partnerships at Canucks Sports and Entertainment. “Circle K has done a great job of that by truly engaging our community and fans – and it has paid off. They care about esports and gamers and it is evident in the way that they have approached this partnership. They have quickly become a huge part of this team and have built meaningful relationships with our fans across Canada.”

About the Vancouver Titans

The Vancouver Titans are a professional esports team competing in the Pacific Division of the Overwatch League. In its inaugural season in 2019, the Vancouver Titans appeared in three Stage Finals as well as the Overwatch League Grand Finals. Finishing the season with an overall record of 25-3, the Titans impressive first season included the longest winning streak in the history of the League (19 straight wins), as well as Pacific Division and Stage 1 Championship crowns. The 2020 Vancouver Titans roster consist of players from Canada (Kelowna and Toronto-based), the United States, Saudi Arabia, France and Denmark. The team captured its first win together defeating the Dallas Fuel on June 20th in three straight maps.

About Circle K

Circle K is a subsidiary of Alimentation Couche-Tard, the leader in the Canadian convenience store industry. In the United States, it is the largest independent convenience store operator in terms of the number of company-operated stores. In Europe, Couche-Tard is a leader in convenience store and road transportation fuel retail in the Scandinavian countries (Norway, Sweden and Denmark), in the Baltic countries (Estonia, Latvia and Lithuania), as well as in Ireland, and has an important presence in Poland.

In addition, under licensing agreements, more than 2,380 stores are operated under the Circle K banner in 15 other countries and territories (Cambodia, China, Egypt, Guam, Honduras, Hong Kong, Indonesia, Jamaica, Macau, Mexico, Mongolia, New Zealand, Saudi Arabia, the United Arab Emirates and Vietnam), which brings the worldwide total network to more than 14,800 stores. https://www.circlek.com/

About Enthusiast Gaming

Enthusiast Gaming (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is building the world’s largest platform of communities for gamers and esports fans. Already the largest gaming platform in North America and the United Kingdom, the Company’s business is comprised of three main pillars: Media, Entertainment and Esports. Enthusiast Gaming’s digital media platform includes approximately 100 gaming related websites and 900 YouTube channels which collectively reach 160 million visitors monthly. The Media platform generates over 30 billion ad requests and approximately a billion views per month. Enthusiast’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team.

Collectively, the integrated ecosystem reaches over 200 million gaming enthusiasts on a monthly basis. Enthusiast Gaming’s entertainment division, EG Entertainment owns and operates Canada’s largest gaming expo, Enthusiast Gaming Live Expo, EGLX (eglx.com), and the largest mobile gaming event in Europe, Pocket Gamer Connects (www.pgconnects.com). For more information on the Company visit www.enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

For further information: Enthusiast Gaming Contact: Alex Macdonald, CFO, 416.623.9360

INVESTOR RELATIONS CONTACT:

Julia Becker
Head, Investor Relations & Marketing
(604) 785-0850
jbecker@enthusiastgaming.com

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Such information may involve, but is not limited to, comments with respect to strategies, expectations, planned operations and future actions of the Company. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking information is based on currently available competitive, financial and economic data and operating plans, strategies or beliefs as of the date of this news release, but involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of Enthusiast to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors may be based on information currently available to Enthusiast, including information obtained from third-party industry analysts and other third-party sources, and are based on management's current expectations or beliefs regarding future growth, results of operations, future capital (including the amount, nature and sources of funding thereof) and expenditures. Any and all forward-looking information contained in this press release is expressly qualified by this cautionary statement. Trading in the securities of the Company should be considered highly speculative.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.